Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Statement No. 333-172021
Dated: May 13, 2011

The article that was published by the Grand Rapids Press in its print edition on May 11, 2011 and its electronic edition "M-Live" on May 10, 2011 is filed by Macatawa Bank Corporation for the purpose of complying with Securities and Exchange Commission Rule 433(f). The content of the article was not endorsed, authorized or encouraged by Macatawa Bank Corporation. Macatawa Bank Corporation believes that the article, which is comprised of an editorialized selection of quotes from extemporaneous oral comments made at the company's annual meeting and references to selected content of the company's prior filings, is not a fair representation of the total presentation that was provided to shareholders at the annual meeting of shareholders held on May 10, 2011. That meeting included a management presentation generally consistent with the PowerPoint presentation filed by the company as a free writing prospectus on May 10, 2011 and a question and answer period for the benefit of shareholders present. Shareholders and other persons present at that meeting were repeatedly cautioned, and readers of the article and this free writing prospectus are cautioned, that any investment decision should be made only following careful consideration of all of the information provided in, or incorporated by reference in, the prospectus dated May 10, 2011, which has been published and provided by Macatawa Bank Corporation.

The text of the article is reproduced below. As permitted by Rule 433(f)(2)(ii), information has been included that Macatawa Bank Corporation reasonably believes is necessary or appropriate to clarify information included in the article.

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[Headline 1] Chairman: 'No icebergs' ahead for Macatawa Bank as it seeks to raise $14 million. [Company comment: The stated size of the offering is up to $41 million.]

[Headline 2] Bank leader points to progress. Macatawa chairman says, 'I don't see any icebergs.'

There were no apologies Tuesday from Macatawa Bank Corp. chairman Rich Postma at the bank's annual meeting.

Too much has changed for the better at the Holland-based bank, he told more than about 380 people gathered at the Pinnacle Center in Hudsonville.

Last year Postma apologized to shareholders for the company's poor management and performance. When he arrived at the bank in late 2009 as an unpaid chairman, Postma explained he had no idea what lay ahead.

"This year I'm not apologizing," Postma said. "This bank has made substantial progress and I'm very proud of all the people who work at the bank and on the board."

Postma mixed a serious tone with occasional levity during his informal remarks.

With the company launching a new stock offering in an effort to increase its capital to comply with regulators' demands, Postma joked, "I'm selling certificates out the back of my trunk on the way out of here."

Kidding aside, Postma sought to explain to shareholders the current state of a company that has seen its problem loans soar, stock price collapse, a cease-and-desist order and an on-going investigation by the Securities and Exchange Commission. [Company comment: On February 22, 2010, Macatawa Bank entered into a Consent Order with the Federal Deposit Insurance Corporation and the Michigan Office of Financial Insurance Regulation, the primary banking regulators of the bank. Macatawa Bank is not a party to or the subject of any cease-and-desist order.]

The bottom line: If the bank successfully raises enough money to meet regulators' demands - about $14 million - then he's hopeful for relatively smooth seas. He said cease-and-desist orders were common and downplayed the risk of bankruptcy or insolvency that it reported in regulatory filings if it couldn't raise additional capital.

"I don't see any icebergs," he said. "There are no looming problem areas (like those) we saw last year. We've identified them, we're comfortable."

Postma said he planned to convert a $1 million low-interest loan he made to the bank into common stock as part of the capital-raising effort. [Company comment: On April 21, 2011, Macatawa Bank Corporation sold a 2% Subordinated Note Due 2018 in the aggregate principal amount of $1,000,000 to Richard L. Postma for $1,000,000 in cash. Mr. Postma has made no loan to, nor purchased any debt security from, Macatawa Bank.] Others on the board have committed to invest between $2 million and $5 million as part of the offering, Postma said. [Company comment: Some of Macatawa Bank Corporation's directors and members of senior management have submitted non-binding expressions of intent to purchase shares in the offering having an aggregate purchase price between approximately $2 million and $5 million.]

The bank is offering to sell up to $41 million worth of new shares priced at $2.30 each, first to existing shareholders through June 7, then to the public through June 20. [Company comment: Macatawa Bank Corporation is offering shares of its common stock for sale. Macatawa Bank is not offering any securities for sale.

"A successful offering is basically raising $14 million to get you to your capital minimum," he said. "I'm not going to lose any sleep at night over whether we raise $20 million or $30 million."

Postma said the price is slightly above the bank's book value and higher than what its own advisers suggested because the board did not want to dilute existing shareholders too much.

He said the bank stalled the long-planned capital-raising effort in an effort to earn its way out of its financial troubles.

But, despite four consecutive quarterly profits, regulators insisted on moving ahead with raising more capital through other means, Postma said.

Asked by an audience member about the security of investing in the new shares, Postma said he could make no guarantees, and pointed to regulatory guidelines that forbid him or the board from making a recommendation about the stock.

"There is not a guarantee that you're not going to take a big loss," he said.

Still Postma expressed an optimism for the bank's future based on its ability to change course over the past year.

"A lot of our regulators have said this bank has turned around faster than anything (they have) ever seen," he said.

Shareholders approved the only two measures placed before them as official business at the meeting, re-electing four directors with support of 85 percent of those casting ballots and ratifying BDO USA LLP as the company's independent auditors with 94 percent support.

Macatawa shares closed at $2.41, down 2 cents, on the Nasdaq Tuesday. Its shares have traded between $1.10 and $5.20 over the past 52 weeks.

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Macatawa Bank Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus is also available by accessing the company's website at Macatawabank.com and clicking "Investor Relations," "Documents/SEC" and "Prospectus." Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 1-877-820-BANK or request it my e-mail at connect@macatawabank.com.

"CAUTIONARY STATEMENT: The article filed as a part of this free writing prospectus contains forward-looking statements made orally during the annual meeting of shareholders of Macatawa Bank Corporation on May 10, 2011 and reproduced in the article. Forward-looking statements are identifiable by words or phrases such as "if," "intent," "hopeful," "planned," "optimism," "see," "future," "I don't see any icebergs" and other similar words or phrases. Our ability to raise additional capital (including the successful completion of the offering) and comply with our Consent Order is not entirely within our control and is not assured. Failure to comply with the agreements in our Consent Order could result in further regulatory action which could have a material adverse effect on Macatawa Bank Corporation and its shareholders. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed in or implied by such forward-looking statements. Risk factors include, but are not limited to, the risk factors described in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2010. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement. Macatawa Bank Corporation does not undertake to update forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.